Eric Jensen

+1 650 843 5049

ejensen@cooley.com

February 10, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C. 20549

Attn:	Matthew Crispino, Staff Attorney

Larry Spirgel, Office Chief

Lisa Etheredge, Staff Accountant

Robert Littlepage, Accounting Branch Chief

Re:	DigitalOcean Holdings, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 22, 2021
CIK No. 0001582961

Ladies and Gentlemen:

On behalf of DigitalOcean Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated February 2, 2021 with respect to Amendment No. 1 to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on January 22, 2021. The Company will be subsequently filing a revised Registration Statement on Form S-1, which will include changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed January 22, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 65

1.

We note the changes to your definition of Net Dollar Retention Rate. Since the metric is designed to demonstrate your ability to grow revenue from existing customers and you may include revenue from customers who did not generate revenue in the previous 12 months, please provide greater context to investors by quantifying the impact of reengaged customers on your Net Dollar Retention Rate.

Response:    The Company respectfully advises the Staff that the impact from including re-engaged customers in Net Dollar Retention Rate is between 2-3% in each of the 2018 and 2019 fiscal periods, and the Company believes this impact will remain consistent in the 2020 fiscal period. In addition, the Company believes that re-engaged customers who have previously used the Company’s platform is a demonstration of efficiency of the Company’s self-service customer acquisition and engagement models, and is therefore relevant to investors. The Company will revise the disclosure of the Registration Statement to disclose the percentage of re-engaged customers in the definition of the Net Dollar Retention Rate.

Audited Financial Statements

Note 15. Subsequent Events, page F-33

2.

We note in your response to comment 9 that certain secondary share purchase transactions took place between May and November among new and existing investors and “the primary buyers and sellers in such transactions had access to information about the Company’s operations and financial condition.” It appears these transactions were at fair value since it appears they were between a willing buyer and a willing seller, and both parties had reasonable knowledge of relevant facts. Please explain to us why it is necessary and appropriate to rely upon estimates of value when known fair values are available.

Response: The Company respectively advises the Staff that the primary buyer of shares sold in secondary transactions between May and November of 2020 was an existing investor that had access to information about the Company’s operations and financial condition. This investor was the largest investor in the Company’s approximately $50 million Series C financing round in May of 2020 and the Company believes that this investor was seeking to increase its ownership percentage in the Company beyond the amount it was able to secure in primary investment as part of the Series C round.

A substantial majority of the secondary transactions that occurred between May and November were negotiated on the secondary market between buyers and sellers that did not possess information that an investor would typically use in making an informed decision about the fair value of the Company’s common stock, such as results of operations, financial projections and capital structure. The Company investor that purchased the shares merely exercised a right of first refusal (“ROFR”) to purchase such shares on the terms already negotiated by those third parties. As a result, while this investor was the ultimate buyer of the shares, it did not set or negotiate the price for such transactions – i.e. it stepped into the shoes of the initial buyer that had set the price without having any non-public, Company-specific information.

During this period, certain of the remaining transactions were negotiated directly by this investor and sellers that also had information about the Company’s operations and financial condition. The sales prices of these direct transactions, however, were in a similar range to the prices of the transactions that were completed pursuant to the exercise of the ROFR that occurred around the same time. Therefore, regardless of this investor’s independent assessment of the Company, the ability of this investor to acquire additional shares and acquire a larger position in the Company was heavily dependent on the market value that had already been set in the ROFR transactions.

Despite the absence of sellers and buyers who were determining price independently based on Company fundamentals, the Company took a conservative approach and increased the weighting applied to secondary sales from 15% to 50%. Full reliance, however, on the prices paid in these secondary transactions was not deemed appropriate given that (i) the prices were largely being negotiated by parties without direct knowledge of the Company’s operations and (ii) the pricing remained consistent across sales involving parties with Company information and parties without Company information.

3.

We note in your response to comment 9 that in the October and November valuations, the value of the common shares was determined by applying a weighting of the IPO scenario (50%) and the sale scenario (50%). In light of the filing date of your DRS, the October 14th IPO organizational meeting, and your hiring of bankers between the June 2020 Valuation and the October 2020 Valuation, please explain to us why it is reasonable to only apply a 50% weighting to the IPO scenario. Also tell us of any objective evidence of the Company undertaking a sale during this period, including the nature and extent of any discussions with interested buyers, which would justify assigning a 50% weighting to the sale scenario.

Response: The Company respectfully advises the Staff that the IPO scenario was defined for these purposes as the likelihood of the occurrence of a specific IPO event in the first half of 2021, while the sale scenario represents a delayed liquidity event until the end of 2021. Given that the fair value of the Company’s common stock is higher than the liquidation preference for the Company’s preferred stock, including the Series C preferred stock, and the values from the option pricing model (“OPM”) primarily include situations where the preferred stock would opt to convert into common stock (thereby receiving the same value as a common shareholder), the Company believes that the sale scenario represents a delayed liquidation event that could be either an IPO or a sale of the Company. Therefore, while the Company did not take steps to sell the Company during this time, the sale scenario is included primarily as a representation of a delay in liquidation in the event an IPO is delayed beyond the first half of 2021. The Company also respectfully advises the Staff that the common stock price is not materially different between the two scenarios and an increase in the weighting for the IPO scenario from 50% to 60-65% would increase the per share common stock price by less than 1%.

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Please contact me at (650) 843-5049 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Eric Jensen

cc:	Yancey Spruill, DigitalOcean Holdings, Inc.

William Sorenson, DigitalOcean Holdings, Inc.

Alan Shapiro, DigitalOcean Holdings, Inc.

Brandon Fenn, Cooley LLP

Michael Benjamin, Latham & Watkins LLP

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